Exhibit 99.10

coform	88(2) (Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):
 (see Guidance Booklet GBA6)

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	25	09	2006

Class of shares (ordinary or preference etc)	Ordinary 25p
Number allotted	59,500,000
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	—

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%
% (if any) that each share is to be paid up in cash	0%

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	in full satisfaction of the transfer to the Company of 999 preference shares in Wolseley (Jersey) Limited pursuant to attached Subscription & Transfer Agreement

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales or	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh or LP-4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (List joint share allotments consecutively)	Shares and share class allotted

Name(s)	Class of shares allotted	Number allotted
Apollo Nominees Limited	Ordinary	59,500,000
(CREST ID: 002; Member Account: PRI)
Address
1 Finsbury Avenue London
UK postcode EC2M 2PP

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	0

Signed	/s/ M J White	Date 10 OCT 2006
M J White
Secretary

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
RG7 4GA	Tel
DX number	DX exchange

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25 SEPTEMBER 2006

WOLSELEY PLC

WOLSELEY (JERSEY) LIMITED

UBS LIMITED

HOARE GOVETT LIMITED

SUBSCRIPTION AND TRANSFER AGREEMENT
relating to
Project Wave

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THIS AGREEMENT is made on 25 September 2006

Between:

(1)	WOLSELEY plc whose registered office is at Parkview 1220, Arlington Business Park, Theale, Reading RG7 4GA (Wolseley);

(2)	WOLSELEY (JERSEY) LIMITED whose registered office is at Whiteley Chambers, Don Street, St Helier, Jersey JE4 9WG (JerseyCo);

(3)	UBS LIMITED whose registered office is at 1 Finsbury Avenue, London EC2M 2PP (UBS); and

(4)	HOARE GOVETT LIMITED whose registered office is at 250 Bishopsgate, London EC2M 4AA (Hoare Govett and, together with UBS, the JerseyCo Subscribers and each a JerseyCo Subscriber).

WHEREAS:

(A) Wolseley proposes to issue Placing Shares pursuant to the Placing in accordance with the terms of the Placing Agreement. On the terms and subject to the conditions set out in the Placing Agreement, each of UBS and Hoare Govett has agreed severally, and not jointly or jointly and severally, as agent for and on behalf of Wolseley, to use reasonable endeavours to seek Placees for the Placing Shares, and each Placee will be required to pay to UBS or Hoare Govett an amount equal to the Placing Price in respect of each share allotted to it (or, failing which, UBS and Hoare Govett will acquire the Placing Shares) in the Due Proportions.

(B) As at the date of this Agreement, Wolseley is the holder of 89 JerseyCo Ordinary Shares (as defined below) with the remaining 11 issued JerseyCo Ordinary Shares being held by UBS.

(C) The JerseyCo Subscribers have agreed to subscribe for JerseyCo Preference Shares (as defined below) and transfer such JerseyCo Preference Shares, together with, in the case of UBS, its holding of JerseyCo Ordinary Shares, to Wolseley should the Placing (as defined below) proceed.

NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1 In this Agreement, including the Recitals, the following words and expressions shall have the following meanings:

Admission has the meaning given in the Placing Agreement;

Affiliate means any holding company, subsidiary, branch or associated undertaking (including, without limitation, joint venture parties) of the JerseyCo Subscribers, JerseyCo or Wolseley, as the case may be, from time to time or any subsidiary, branch or associated undertaking (including, without limitation, joint venture parties) of any such holding company from time to time;

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Articles means the memorandum and articles of association of JerseyCo;

Closing Date means 28 September 2006 (or such other date as the parties may agree);

Companies Act means the Companies Act 1985;

Dealing Day means a day on which dealings in domestic equity market securities may take place on the London Stock Exchange;

Dispute has the meaning given in Clause 20.3;

Due Proportion in relation to each of UBS and Hoare Govett shall mean two thirds in the case of UBS and one third in the case of Hoare Govett;

Encumbrance means any mortgage, charge (whether legal or equitable and whether fixed or floating), security, lien, pledge, option, right to acquire, right of pre-emption, interest, equity, assignment, hypothecation, title retention, claim, restriction or power of sale or any agreement to create any of the foregoing;

Hoare Govett JerseyCo Preference Shares means 333 JerseyCo Preference Shares;

Hoare Govett Subscription Amount means an amount equal to one third of the Placing Proceeds less the commission payable by Wolseley to Hoare Govett under the Placing Agreement and those other costs, expenses and Taxes payable to Hoare Govett under the Placing Agreement, Option Agreement and/or this Agreement, as may be set out in the Term Sheet;

Indemnified Person has the meaning given to it in the Placing Agreement;

JerseyCo Ordinary Shares means the 100 no par value ordinary shares which JerseyCo is authorised to issue;

JerseyCo Preference Shares means the 1,000,000,000 no par value redeemable preference shares which JerseyCo is authorised to issue;

London Stock Exchange means London Stock Exchange plc;

Loss or Losses have the meaning given in Clause 8;

Option Agreement means the agreement dated the date hereof between Wolseley, JerseyCo and UBS JerseyCo Subscriber setting out, inter alia, the subscription by Wolseley and UBS JerseyCo Subscriber of JerseyCo Ordinary Shares in the circumstances set out therein;

Payment Undertakings has the meaning given to it in Clause 2.4;

Placees means the persons procured by UBS and Hoare Govett on behalf of Wolseley to take up the Placing Shares pursuant to the provisions of the Placing Agreement and the Placing Announcement;

Placing means the placing of the Placing Shares by UBS and Hoare Govett on behalf of Wolseley pursuant to the provisions of the Placing Agreement;

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Placing Agreement means the placing agreement dated the date hereof between Wolseley, UBS and Hoare Govett relating to the issue and placing of ordinary shares of Wolseley;

Placing Announcement has the meaning given in the Placing Agreement;

Placing Proceeds has the meaning given in the Placing Agreement;

Placing Shares means the ordinary shares in Wolseley to be issued by Wolseley pursuant to the terms of the Placing;

Taxation, tax or taxes have the same meanings as “Tax” in the Placing Agreement;

Tax Authority means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation;

Term Sheet has the meaning given in the Placing Agreement;

UBS JerseyCo Preference Shares means 666 JerseyCo Preference Shares;

UBS Subscription Amount means an amount equal to two thirds of the Placing Proceeds less the commission payable by Wolseley to UBS under the Placing Agreement and those other costs, expenses and Taxes payable to UBS under the Placing Agreement, Option Agreement and/or this Agreement, as may be set out in the Term Sheet;

VAT means value added tax and any similar sales or turnover tax or levy imposed in any jurisdiction; and

Warranties means the warranties set out in Schedule 1.

1.2 In this Agreement unless the context otherwise requires:

(a)	headings are for convenience only and shall not affect the construction of this Agreement;

(b)	any reference to an enactment is a reference to it as from time to time amended, consolidated or re-enacted (with or without modification) and includes all instruments or orders made under the enactment;

(c)	a reference in this Agreement to any document expressed to be in the agreed form means a document in the form initialled, for the purpose of identification only, by or on behalf of the parties, subject to any changes which the parties may agree in writing; and no such initialling shall imply approval of all or any part of its contents by or on behalf of the person initialling it or any of the parties to this Agreement; and

(d)	any reference to recitals, clauses and schedules are to recitals, clauses and schedules to this Agreement, and references to paragraphs are to paragraphs in the schedule in which such references appear, and the schedules form part of this Agreement.

1.3 References to time are references to London time.

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1.4	The expressions holding company and subsidiary undertaking shall have the same meanings in this Agreement as in the Companies Act.

2.	SUBSCRIPTION OF PREFERENCE SHARES

2.1 On and subject to the terms of this Agreement and in reliance on the Warranties, UBS agrees to subscribe for, and JerseyCo agrees to allot and issue to it, the UBS JerseyCo Preference Shares free from all Encumbrances and together with all rights attaching thereto.

2.2 On and subject to the terms of this Agreement and in reliance on the Warranties, Hoare Govett agrees to subscribe for, and JerseyCo agrees to allot and issue to it, the Hoare Govett JerseyCo Preference Shares, free from all Encumbrances and together with all rights attaching thereto.

2.3 In consideration of the agreement to allot, and following the allotment of, UBS JerseyCo Preference Shares, and subject to Clauses 2.6, UBS undertakes to pay (or to procure the payment of) the UBS Subscription Amount in respect of the UBS JerseyCo Preference Shares subscribed by it pursuant to this Clause 2 immediately before the transfer of the UBS JerseyCo Preference Shares to Wolseley pursuant to this Agreement (the UBS Payment Undertaking).

2.4 In consideration of the agreement to allot, and following the allotment of, Hoare Govett JerseyCo Preference Shares, and subject to Clauses 2.6, Hoare Govett undertakes to pay (or to procure the payment of) the Hoare Govett Subscription Amount in respect of the Hoare Govett JerseyCo Preference Shares subscribed by it pursuant to this Clause 2 immediately before the transfer of the Hoare Govett Preference Shares to Wolseley pursuant to this Agreement (the Hoare Govett Payment Undertaking, and together with the UBS Payment Undertaking, the Payment Undertakings).

2.5 UBS JerseyCo Preference Shares shall be allotted and issued to UBS credited as fully paid up against the UBS Payment Undertaking and Hoare Govett JerseyCo Preference Shares shall be allotted and issued to Hoare Govett credited as fully paid up against the Hoare Govett Payment Undertaking.

2.6 The obligations under this Agreement of each JerseyCo Subscriber to subscribe and pay for, and of JerseyCo to allot to each JerseyCo Subscriber, its Due Proportion of JerseyCo Preference Shares are conditional upon Admission, at which time the allotment of JerseyCo Preference Shares to the JerseyCo Subscribers shall occur and the Payment Undertakings shall take effect.

2.7 Forthwith following the issue by JerseyCo of JerseyCo Preference Shares to the JerseyCo Subscribers, JerseyCo shall procure that each JerseyCo Subscriber be entered in the register of members of JerseyCo (itself held in Jersey) in respect of the JerseyCo Preference Shares held by it, and deliver to each JerseyCo Subscriber (or as the relevant JerseyCo Subscriber may direct) outside the United Kingdom (a) a certificate in respect of such JerseyCo Preference Shares, executed by or on behalf of JerseyCo in accordance with, and otherwise in compliance with, applicable Jersey laws and the Articles evidencing the number of JerseyCo Preference Shares allotted and issued, and (b) a copy of the minutes of the board of meeting of JerseyCo approving such allotments and the updated register of members, certified as a true copy by the secretary or a director of JerseyCo.

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3. PAYMENT FOR JERSEYCO PREFERENCE SHARES

3.1 On the Closing Date, and subject to the matters set out in Clause 2.6, UBS shall pay to JerseyCo (or procure the payment of) the UBS Subscription Amount in respect of the UBS JerseyCo Preference Shares subscribed by it pursuant to Clause 2.

3.2 On the Closing Date, and subject to the matters set out in Clause 2.6, Hoare Govett shall pay to JerseyCo (or procure the payment of) the Hoare Govett Subscription Amount in respect of the Preference Shares subscribed by it pursuant to Clause 2.

4. PURCHASE OF JERSEYCO PREFERENCE SHARES AND JERSEYCO ORDINARY SHARES BY WOLSELEY

4.1 Subject to Admission taking place:

(a)	UBS shall, on the Closing Date and following payment of the UBS Subscription Amount pursuant to Clause 3, transfer to Wolseley the legal and beneficial interest in all the UBS JerseyCo Preference Shares and the JerseyCo Ordinary Shares held by it; and

(b)	Hoare Govett shall, on the Closing Date and following payment of the Hoare Govett Subscription Amount pursuant to Clause 3, transfer to Wolseley the legal and beneficial interest in all the Hoare Govett JerseyCo Preference Shares held by it, in consideration for the allotment and issue by Wolseley of the Placing Shares to such persons as UBS and Hoare Govett may direct in accordance with the Placing Agreement, or failing which to UBS and Hoare Govett themselves.

4.2 The obligations of UBS to sell and transfer UBS JerseyCo Preference Shares and JerseyCo Ordinary Shares pursuant to Clause 4.1 shall be satisfied by the execution of and the delivery to Wolseley, or to such person as Wolseley may direct, in each case outside the United Kingdom, of duly executed stock transfer forms in favour of Wolseley together with the relevant certificates (if issued to UBS) in respect of the relevant UBS JerseyCo Preference Shares and JerseyCo Ordinary Shares.

4.3 The obligations of Hoare Govett to sell and transfer Hoare Govett JerseyCo Preference Shares pursuant to Clause 4.1 shall be satisfied by the execution of and the delivery to Wolseley, or to such person as Wolseley may direct, in each case outside the United Kingdom, of duly executed stock transfer forms in favour of Wolseley together with the relevant certificates (if issued to Hoare Govett) in respect of the relevant Hoare Govett JerseyCo Preference Shares.

4.4 JerseyCo confirms that, subject to performance by the JerseyCo Subscribers of their relevant obligations under Clauses 4.1, 4.2 and 4.3, the transfers relating to the JerseyCo Preference Shares are approved for registration pursuant to a board meeting held in the UK and that Wolseley will be registered as the holder of such shares in the JerseyCo’s register of members (itself held in Jersey).

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4.5 Unless already executed prior to the date of this Agreement, each JerseyCo Subscriber agrees to execute immediately prior to the Closing Date a power of attorney (dated the Closing Date) in order to grant authority to an appropriate person within Jersey to do and perform all acts or things and to execute, complete and deliver all such documents (including any stock transfer forms) as are necessary to transfer all or any of the JerseyCo Preference Shares and JerseyCo Ordinary Shares held by each JerseyCo Subscriber to Wolseley in accordance with this Agreement.

5.	UNDERTAKINGS

5.1 Each JerseyCo Subscriber undertakes that subject as provided in Clause 4 or the Option Agreement,it will not assign, charge, encumber, transfer, sell or otherwise dispose or deal with JerseyCo Preference Shares subscribed by it or JerseyCo Ordinary Shares held by it or all or part of any of its right, title or interest in and to such JerseyCo Preference Shares or JerseyCo Ordinary Shares.

5.2 Each JerseyCo Subscriber undertakes that it will not exercise any voting rights in respect of JerseyCo Preference Shares subscribed by it or JerseyCo Ordinary Shares held by it or that, at the option of Wolseley, and subject to Wolseley providing to each JerseyCo Subscriber such indemnity in respect thereof as each JerseyCo Subscriber may reasonably require, it will exercise such voting rights as may be directed by Wolseley.

6.	PAYMENTS

All payments made pursuant to the Payment Undertakings and Clause 3 shall be made by not later than 4.00 p.m. (or as agreed between the parties) on the relevant due date for payment in pounds sterling in immediately available funds to such account with such bank in London as shall have been notified by the payee to the payer.

7.	WARRANTIES

7.1 Wolseley and JerseyCo jointly and severally warrant on the date hereof to each of the JerseyCo Subscribers in the terms of the Warranties set out in Part 1 of Schedule 1and Wolseley warrants on the date hereof to each of the JerseyCo Subscribers in the terms of the Warranties set out in Part 2 of Schedule 1.

7.2 The Warranties shall be deemed to be given at the date of this Agreement and shall be deemed to be repeated as true, accurate and not misleading, mutatis mutandis, at the Closing Date with reference to the facts then existing (save that references to any fact, matter or thing existing, occurring or having occurred at or before the date of this Agreement shall be construed as references to at or before the Closing Date).

8.	INDEMNITY

Wolseley agrees to indemnify each JerseyCo Subscriber against all Claims (as defined in the Placing Agreement), save for Claims in relation to transfer taxes as defined in Clause 9.1(c) below, which may be instituted, made, threatened or alleged against or otherwise involve either JerseyCo Subscriber and all losses, liabilities, damages, costs, charges, expenses, (including legal fees) and Tax (other than Tax on its actual net income, profit or gains) as incurred, together with an amount equal to any irrecoverable VAT thereon, if applicable (together, the Losses, and each a Loss) incurred or which may be suffered or incurred by either JerseyCo Subscriber in connection with or arising directly or indirectly out of the performance by or on behalf of either JerseyCo Subscriber of its obligations hereunder, such indemnity being given by Wolseley on the same terms, mutatis mutandis, as set out in Clause  11 of the Placing Agreement, subject to the same limitations, as if each JerseyCo Subscriber was an Indemnified Person.

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9.	COSTS AND EXPENSES

9.1 Whether or not JerseyCo Preference Shares are issued and allotted to the JerseyCo Subscribers, Wolseley shall pay or reimburse:

(a)	to each JerseyCo Subscriber forthwith on demand all costs and expenses (including legal fees and other out-of-pocket expenses) reasonably and properly incurred by it in connection with the preparation, negotiation, entry into and implementation of this Agreement;

(b)	to each JerseyCo Subscriber forthwith on demand all costs and expenses (including legal fees and other out-of-pocket expenses) reasonably and properly incurred by it in connection with the enforcement of, or preservation of any rights under, this Agreement; and

(c)	to the relevant taxation authority within applicable time limits on demand by either JerseyCo Subscriber (and on its behalf, if applicable), all capital duty, stamp duty, stamp duty reserve tax, documentary, registration and other like duties or taxes (including, without limitation, any fines, interest or penalties relating thereto save where such interest, fine or penalties are attributable to the unreasonable default or delay of a JerseyCo Subscriber) (together, transfer taxes) which is paid or payable in the United Kingdom or the Island of Jersey on or in connection with the execution, performance or enforcement of this Agreement, including the grant of any rights under this Agreement, the sale and transfer of the JerseyCo Ordinary Shares to Wolseley pursuant to any right exercisable under this Agreement, and the issue, allotment of and/or subscription for JerseyCo Preference Shares by the JerseyCo Subscribers pursuant to Clause 2 or the purchase, sale and transfer of JerseyCo Preference Shares and JerseyCo Ordinary Shares by the JerseyCo Subscribers pursuant to Clause 4, and shall indemnify each JerseyCo Subscriber against any liability arising to it by reason of any delay or omission by JerseyCo or Wolseley in paying the same (including, without limitation, any fines, interest or penalties payable save where such fine, interest or penalties are attributable to the unreasonable default or delay of a JerseyCo Subscriber) and if a JerseyCo Subscriber accounts for any transfer taxes payable by Wolseley pursuant to this Clause 9, Wolseley shall reimburse that JerseyCo Subscriber forthwith on demand for the amount so accounted for (together with an amount equal to any reasonable costs incurred by that JerseyCo Subscriber in connection therewith), save in circumstances where it was not necessary for a JerseyCo Subscriber to account for such taxes, and provided that this Clause 9.1 shall not extend to any stamp duty chargeable at a rate determined under Section 67 or Section 70 of the Finance Act 1986, or stamp duty reserve tax chargeable under Section 93 or Section 96 of the Finance Act 1986.

9.2 All costs and expenses payable pursuant to Clause 9.1 shall be paid together with irrecoverable VAT (if any) thereon.

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9.3

(a)	All sums payable by Wolseley to a JerseyCo Subscriber under this Agreement shall be paid free and clear of all deductions or withholdings, unless the deduction or withholding is required by law, in which event Wolseley shall pay such additional amount as shall be required to ensure that the net amount received by the JerseyCo Subscriber will equal the full amount which would have been received by it had no such deduction or withholding been required to be made.

(b)	If Wolseley makes an increased payment under this Clause 9.3 and (i) the JerseyCo Subscriber is or becomes entitled to a credit against, relief or remission for, or repayment of any Tax attributable to that payment or to the deduction or withholding giving rise to the requirement to make such payment, and (ii) the JerseyCo Subscriber has obtained, utilised and retained that credit against, relief or remission for, or repayment of such Tax, then the JerseyCo Subscriber shall pay an amount to Wolseley which the JerseyCo Subscriber determines (in its absolute discretion but acting in good faith) will leave it (after that payment) in the same after-Tax position as it would have been in had the circumstances giving rise to the requirement that the Payor make an increased payment not arisen.

(c)	If the United Kingdom HM Revenue and Customs or any other Tax Authority brings into charge to tax any sum paid to either JerseyCo Subscriber under this Agreement, other than any payment or reimbursement of costs, expenses and taxes to the extent that the JerseyCo Subscriber’s incurring those costs, expenses or taxes (as the case may be) gives rise in the hands of the JerseyCo Subscriber to a credit against, relief or remission for, or repayment of, Tax and the JerseyCo Subscriber has actually obtained, utilised and retained that credit against, relief, or remission for, or repayment of Tax, then Wolseley shall pay such additional amount as shall be required to ensure that the total amount paid, less the tax chargeable on such amount, is equal to the amount that would otherwise be payable under this Agreement (such additional amount being paid on demand of the JerseyCo Subscriber).

(d)	This Clause 9.3 shall apply in respect of any additional amount paid pursuant to this Clause as it applies to other amounts paid to the Payee.

10.	ENTIRE AGREEMENT

10.1 This Agreement (together with any documents referred to in it, including the Placing Agreement, the Subscription and Transfer Agreement and all documents entered into pursuant to such agreements) contains the entire agreement and understanding of the parties and supersedes all prior agreements, understandings or arrangements (both oral and written) relating to the Placing.

10.2 Each of the parties acknowledges and agrees that:

(a)	it does not enter into this Agreement on the basis of and does not rely, and has not relied, upon any statement or representation (whether negligent or innocent) or warranty or other provision (in any case whether oral, written, express or implied) made, given or agreed to by any person (whether a party to this Agreement or not) except those expressly repeated or referred to in this Agreement and the only remedy or remedies available in respect of any misrepresentation or untrue statement made to it shall be a claim for breach of contract under this Agreement; and

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(b)	this Clause 10.2 shall not apply to any statement, representation or warranty made fraudulently or to any provision of this Agreement which was induced by fraud for which the remedies shall be all those available under the law governing this Agreement.

11.	NATURE OF RIGHTS AND OBLIGATIONS

Nothing in this Agreement shall be construed as an obligation of either JerseyCo Subscriber to subscribe for any securities other than JerseyCo Preference Shares pursuant to this Agreement.

12.	COUNTERPARTS

This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

13.	TIME OF THE ESSENCE

Any time, date or period mentioned in this Agreement may be extended by written agreement between the parties but as regards any time, date or period originally fixed, or any time, date or period so extended, time shall be of the essence.

14. FURTHER ASSURANCE

At any time after the date hereof each party agrees that it shall, promptly upon being required to do so by any other party hereto, do or procure that there shall be done all such acts and things and execute or procure the execution of all such documents and instruments as such party may from time to time reasonably require (before or after the Closing Date) in order to give full effect to this Agreement (including, without limitation, procuring that the JerseyCo Preference Shares are allotted and issued as freely transferable shares), subject to the provisions of this Agreement.

15.	ASSIGNMENT AND TRANSFERS

No party may assign or transfer all or part of its rights or obligations under this Agreement.

16.	VARIATION

No variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each of the parties to this Agreement.

17.	INVALIDITY

If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity and enforceability of the remainder of this Agreement shall not be affected.

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18.	NOTICES

18.1 Any notice to be given under, or in connection with, this Agreement shall be in writing and be signed by or on behalf of the party giving it. It shall be served by sending it by fax to the number set out in Clause 18.2 or by delivering it by hand, or sending it by pre-paid recorded delivery, special delivery or registered post, to the address set out in Clause 18.2 marked for the attention of the relevant party (or as otherwise notified from time to time under this Agreement).

Any notice so served shall be deemed to have been duly received:

(a)	in the case of delivery by hand, when delivered;

(b)	in the case of fax, at the time of transmission; and

(c)	in the case of pre-paid recorded delivery, special delivery or registered post, on the Dealing Day following the date of posting,

provided that if delivery by hand or fax occurs on a day which is not a Dealing Day or after 6.00 p.m. on a Dealing Day, service shall be deemed to occur at 9.00 a.m. on the following Dealing Day.

18.2 The addresses of the parties for the purpose of Clause 18.1 are:

(a)	Wolseley	Parkview 1220, Arlington Business Park, Theale, Reading RG7 4GA

Fax number: + 44 (0) 118 929 8708

For the attention of: M.J. White

(b)	JerseyCo	Whiteley Chambers Don Street St Helier Jersey JE4 9WG

Fax number: + 44 (0) 1534 504444

For the attention of: Ogier Corporate Services (Jersey) Limited

(c)	UBS	1 Finsbury Avenue London EC2M 2PP

Fax number: + 44 (0) 20 7567 4127

For the attention of: Equity Capital Markets Group

With a copy to:
1 Finsbury Avenue London EC2M 2PP

Fax number: + 44 (0) 20 7567 2364

For the attention of: Transactions Legal

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(d)	Hoare Govett	250 Bishopsgate London EC2M 4AA

Fax number: + 44 (0) 20 7678 8218

For the attention of: Antonia Rowan

19.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

A person who is not a party to this Agreement shall have no rights under the Contracts (Rights of Third Parties) Act 1999 (the Act) to enforce any of its terms.

20.	GOVERNING LAW AND JURISDICTION

20.1 This Agreement and the documents to be entered into pursuant to it shall be governed by and construed in accordance with the laws of England and Wales.

20.2 Each of Wolseley and the JerseyCo Subscribers irrevocably waives any right that it may have to object to an action being brought in the English Courts, to claim that the action has been brought in an inconvenient forum, or to claim that those Courts do not have jurisdiction.

20.3 The courts of England are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (a Dispute) including a Dispute regarding the existence, validity or termination of this Agreement or the consequences of its nullity.

20.4 In connection with any claim by a third party, each JerseyCo Subscriber may pursue an action against the Company, or join it in litigation, in any other jurisdiction that it considers appropriate.

20.5 Any claim form, judgment or other notice of legal process shall be sufficiently served on the relevant party if delivered in accordance with Clause 18.

IN WITNESS WHEREOF this Agreement has been duly executed under hand by the parties or their duly authorised attorneys the day and the year first written above.

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SIGNED by	)	/s/ M J White
for and on behalf of	)	M J White
WOLSELEY plc	)	Secretary

SIGNED by	)	/s/ M J White
for and on behalf of	)	M J White
WOLSELEY (JERSEY) LIMITED	)	Director

SIGNED by	)	/s/ L Phillips	/s/ T Waddell
for and on behalf of	)	L Phillips	T Waddell
UBS LIMITED	)	Director	Managing Director

SIGNED by	)	/s/ A C Rowan
for and on behalf of	)	A C Rowan
HOARE GOVETT LIMITED	)	Director

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SCHEDULE 1
WARRANTIES

PART 1

Wolseley and JerseyCo jointly and severally warrant to each JerseyCo Subscriber that:

(a)	JerseyCo is a private limited company incorporated under Jersey law and since incorporation it has:

(i)	been in continuous existence;

(ii)	not traded or carried on any business or activity of any nature, save for any activities required in order to give effect to the terms of this Agreement or the Option Agreement and the transactions contemplated by such agreements; and

(iii)	not incurred any liabilities or obligations of any nature whatsoever other than:

(A)	its paid up share capital;

(B)	those imposed on it by virtue of its incorporation including, without limitation, the legal fees payable to Ogier and administration fees payable to Ogier Corporate Services (Jersey) Limited; and

(C)	any other liabilities which in aggregate are less than £100;

(b)	this Agreement has been duly authorised, executed and delivered and constitutes legally binding obligations of JerseyCo enforceable against JerseyCo in accordance with its terms (subject to mandatory rules of law relating to insolvency);

(c)	the allotment and issue of JerseyCo Preference Shares by JerseyCo and the execution and delivery by JerseyCo of, and the performance by JerseyCo of its obligations under, this Agreement:

(i)	has been duly authorised by all corporate action or other action required under Jersey law;

(ii)	do not and will not require any consent (other than the consent of the Jersey Financial Services Commission under the Control of Borrowing (Jersey) Order 1958, as amended, which has already been obtained), approval, concession, authorisation or order of, or filing with, any governmental agency or body or any court; and

(iii)	do not and will not contravene, conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default under:

(A)	any statute, or any rule, regulation or order, judgment or decree of any government, governmental agency or body or any court applicable in respect of JerseyCo or any of its property;

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(B)	any agreement or instrument or other obligation to which JerseyCo is a party or by which JerseyCo or any of its properties, undertakings, assets or revenues are bound; or

(C)	the constitutional documents of JerseyCo;

(d)	JerseyCo is, has been since the time of execution of the Subscription and Transfer Agreement dated 25 September 2006 between Wolseley, JerseyCo and the JerseyCo Subscribers and was or will be at the time of the issue of the JerseyCo Ordinary Shares, resident in the United Kingdom and nowhere else for United Kingdom tax purposes;

(e)	the JerseyCo Preference Shares will be issued fully paid and shall be freely transferable shares with the rights set out in the Articles and ranking pari passu among themselves;

(f)	at the date of allotment of the JerseyCo Ordinary Shares, the directors of JerseyCo shall have due authority to allot the JerseyCo Ordinary Shares and such shares when allotted and issued will have been duly and validly authorised and, upon allotment and issue as provided in this Agreement, will be fully paid and free from any pre-emptive rights or Encumbrances;

(g)	neither Wolseley nor JerseyCo has caused or permitted any issue or transfer of shares or debentures in JerseyCo which is unlawful for the purposes of section 765 of the Income and Corporation Taxes Act 1988; and

(h)	no share register of JerseyCo is located or kept in the United Kingdom by or on behalf of JerseyCo.

PART 2

Wolseley warrants to each JerseyCo Subscriber that:

(a)	Wolseley is a public limited company incorporated under English law and since incorporation has been in continuous existence;

(b)	this Agreement has been duly authorised, executed and delivered and constitutes valid and legally binding obligations of Wolseley enforceable against Wolseley in accordance with its terms (subject to mandatory rules of law relating to insolvency and general principles of equity); and

(c)	the execution and delivery by Wolseley of, and the performance by Wolseley of its obligations under, this Agreement:

(i)	has been duly authorised by all corporate or other action required under English law;

(ii)	do not and will not require any consent, approval, concession, authorisation or order of, or filing with, any governmental, corporate or other agency or body or any court; and

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(iii)	will not contravene, conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default under:

(A)	any statute, or any rule, regulation or order, judgment or decree of any government, governmental agency or body or any court applicable in respect of Wolseley or any of its property;

(B)	any material agreement or instrument or other obligation to which Wolseley is a party or by which Wolseley or any of its properties, undertakings, assets or revenues are bound; or

(C)	the constitutional documents of Wolseley.